NYSE
AN ICE EXCHANGE

April 23, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of GENERAL MILLS, INC., under the Exchange Act of 1934:

- 4.750% Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056
- 5.250% Series B Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com